Prestige Wealth Inc.

March 10, 2023

Via EDGAR

Mr. David Gessert

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 2 to Registration Statement on Form F-1

Filed February 10, 2023

File No. 333-267999

Dear Mr. Gessert and Ms. Block:

This letter is in response to the letter dated February 28, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 3 to the registration statement on Form F-1 (“Amendment No. 3 to the Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 10, 2023

General

1. We note your response to prior comment 4. Please supplementally provide your detailed legal analysis as to whether any of the Asset Management Subsidiaries are operationally integrated with PWAI, your California entity, or otherwise have an operational nexus to the United States. In your response, please address, in detail, each of the factors raised in the Richard Ellis SEC Staff No-Action Letter (1981).

Response: Richard Ellis (Sept. 17, 1981) sets forth the conditions that a U.S. registered investment adviser historically had to meet to demonstrate that it was separate from and independent of its foreign investment adviser affiliates (“Richard Ellis Conditions”). As more fully discussed in our prior response, PWAI does not provide advice about securities, and, therefore, does not satisfy the statutory definition of investment adviser in Section 202(a)(11) of the Investment Advisers Act of 1940. Consequently, the Richard Ellis Conditions are not applicable here.

In any event, the Commission discontinued insisting on compliance with the Richard Ellis Conditions beginning in 1992, when it published Protecting Investors: A Half Century of Investment Company Regulation (1992) (“Protecting Investors”). In Protecting Investors, the Commission replaced the Richard Ellis Conditions with a new test for determining whether a U.S. investment adviser is separate from and independent of its foreign investment adviser affiliates (“Revised Separateness Test”). Under the Revised Separateness Test, a U.S. registered adviser is deemed separate from and independent of its foreign investment adviser affiliates if “affiliated companies are separately organized (e.g., two distinct entities), and if the registered entity is staffed with personnel (whether physically located in the United States or abroad) who are capable of providing investment advice.”

PWAI and its affiliated foreign entities which are the Company’s subsidiaries conducting asset management related business (the “Asset Management Subsidiaries”) clearly satisfy the Revised Separateness Test. First, PWAI and its affiliated Asset Management Subsidiaries are separately organized. They are distinct entities, both legally and operationally. Second, each of PWAI’s affiliated Asset Management Subsidiaries that provides investment advisory services to non-U.S. persons outside the U.S. is staffed with personnel who are capable of providing investment advice. PWAI, itself, is not staffed with any advisory personnel because it does not provide advice about securities.

In conclusion, the Commission now applies the Revised Separateness Test in lieu of the Richard Ellis Conditions in determining whether a U.S. adviser is separate from and independent of its foreign adviser affiliates. The Revised Separateness Test is not applicable here, however, since PWAI does not provide advice about securities, and, therefore, is not a U.S. investment adviser. Even if it is, PWAI and its affiliated Asset Management Subsidiaries clearly satisfy the elements of the Revised Separateness Test. They are separately organized and those Asset Management Affiliates that provide investment advisory services outside the U.S. to non-U.S. persons are adequately staffed with advisory personnel. Thus, PWAI and its foreign Asset Management Subsidiaries should not be operationally integrated.

Risk Factors

If we were deemed to be an “investment company” under the Investment Company Act of

1940..., page 33

2. Please revise your risk factor language here to explain the relevant sections of the 1940 Act in plain English. In addition, clearly disclose the bases on which you claim to be exempt from registration and regulation under the 1940 Act.

Response: In response to the Staff’s comment, we revised the risk factor under the title “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for our subsidiaries to continue their business as contemplated and could have a material adverse impact on our business, operations and financial condition” on page 33 of Amendment No. 3 to the Registration Statement. The revised risk factor disclosure is as follows:

“If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for our subsidiaries to continue their business as contemplated and could have a material adverse impact on our business, operations and financial condition.

We are not, and following this offering, do not intend to operate as an “investment company” subject to registration and regulation under the Investment Company Act of 1940, as amended (“1940 Act”). The 1940 Act, generally, subjects to registration and regulation any company that it is or holds itself out as engaged primarily in the business of investing, reinvesting, or trading in securities (a “de facto investment company”). Historically, in determining whether a company is “engaged primarily” in the investment company business, and, thus, a de facto investment company, the courts and the Commission have considered the following five factors: (1) the company’s historic development; (2) the company’s public representation of policy; (3) the activities of the company’s officers and directors; (4) the source of the company’s present income; and (5) the nature of the company’s present assets (the Tonopah Factors”). More recently the Seventh Circuit Court of Appeals ruled in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) that what principally matters is the beliefs that a company is likely to induce in investors. Specifically, whether its portfolio and activities will lead investors to treat the company as an investment vehicle or as an operating enterprise.

The Company is a not “engaged primarily” in the investment company business under the Tonopah Factors and, therefore, is not a de facto investment company. Rather, since its inception, the Company has been engaged primarily in providing wealth management services and asset management services to high net worth individuals through its direct and indirect wholly-owned subsidiaries. The Company has represented to the public since inception that is a holding company engaged in the business of providing wealth management services and asset management services through its direct and indirect wholly-owned subsidiaries. The Company’s officers and directors devote substantially all of their time overseeing the provision of wealth management and asset management services to clients through the direct and indirect wholly-owned subsidiaries. Substantially all of the Company’s revenue is derived from the wealth management services revenue and the asset management services revenue of its direct and direct and indirect wholly-owned subsidiaries. Finally, substantially all of the Company’s assets are comprised of the Company’s interests in the wholly-owned subsidiaries through which it provides wealth management services and asset management services.

The 1940 Act also subjects to registration and regulation any company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (“prima facie investment company”). The term “investment securities,” generally, includes all securities other than government securities and securities issued by majority-owned subsidiaries that are not, themselves, investment companies.

The Company also is not a prima facie investment company because substantially all of its assets are comprised of securities issued by wholly-owned subsidiaries that are not investment companies. Thus, substantially less than 40% of the value of the Company’s total assets (exclusive of government securities and cash items) are comprised of investment securities.

In summary, the Company is neither a de facto investment company or a prima facie investment company presently subject to registration and regulation under the 1940 Act.

Notwithstanding the foregoing, if we were deemed an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on capital structure, ability to transact business with affiliates and ability to compensate key employees, may make it impractical for us to continue our business as currently conducted and materially and adversely affect our business, operations and financial condition.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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